Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

SolarBank Corporation (the “Company” or “SolarBank”) 505 Consumers Road, Suite 803 Toronto, Ontario M2J 4V8

2.	Date of Material Change

December 13, 2024

3.	News Release

A news release was disseminated on December 16, 2024 via Cision.

4.	Summary of Material Change

The Company announced that its subsidiary has secured the financial closing of a combined project loan in a principal amount of $25.8 million from Royal Bank of Canada as Lender, Administrative and Collateral Agent and Green Loan Structuring Agent. The Loan, on a non-recourse basis, will be used for the construction, operation and maintenance of two 4.99 MW Battery Energy Storage System projects to be located in Ontario, with project names SFF 06 and 903 respectively.

5.1	Full Description of Material Change

The Company announced that its subsidiary has secured the financial closing of a combined project loan (“Loan”) in a principal amount of $25.8 million from Royal Bank of Canada as Lender, Administrative and Collateral Agent and Green Loan Structuring Agent (the “Lender” or “RBC”).

The Loan, on a non-recourse basis, will be used for the construction, operation and maintenance of two 4.99 MW Battery Energy Storage System (“BESS”) projects to be located in Ontario (the “Projects”), with project names SFF 06 and 903 respectively. The Projects are owned by 1000234763 Ontario Inc. (“ProjectCo”) and ProjectCo is the borrower under the terms of the Loan. The Projects represent SolarBank’s initial foray into battery energy storage, a market forecast by Fortune Business Insights to grow at a 16.3% compound annual growth rate from 2022 to reach US$31.2 billion by 20291. SolarBank’s interest in ProjectCo was acquired as part of the $45 million valued acquisition of Solar Flow-Through Funds Ltd. that closed in July 2024.

In July 2023, the Projects were awarded contracts by the Independent Electricity System Operator (“IESO”) under the Expedited Long-Term RFP (E-LT1 RFP). These contracts, which have a term of 22 years, include a fixed contract capacity payment of $1,221/MW per business day, significantly above the weighted average price of $876/MW for all storage category projects under the E-LT1 RFP. This underscores the competitive positioning of these projects in the Ontario energy storage market. The Company expects that once operational each project will have 4.74 MW of daily contract capacity available (at a capacity payment to ProjectCo of $1,221/MW per business day) for 251 business days in a year.

Furthermore, the Projects are eligible for the Clean Technology Investment Tax Credit introduced in 2024. This refundable tax credit provides up to 30% reimbursement of eligible capital costs for new clean technology, significantly enhancing the economic returns of the projects. This aligns with SolarBank’s commitment to leveraging government incentives to accelerate the transition to renewable energy while optimizing financial performance.

Executed by RBC’s Corporate Client Group Project and Infrastructure Finance team, the Loan is part of RBC’s efforts to support client decarbonization efforts. As announced by RBC, the bank plans to triple lending for renewable energy across RBC Capital Markets and Commercial Banking and to grow RBC’s overall low-carbon energy lending to $35 billion by 2030[1].

1 RBC’s low-carbon energy lending goal and exposures are measured on an authorized lending basis, to reflect our total lending commitment. Low-carbon energy activities include the construction, development, operation, acquisition, maintenance and connection of: renewable energy sources (e.g., solar, wind), other low-carbon energy sources (e.g., nuclear and hydrogen) as well as electricity transmission and distribution systems, energy storage devices (e.g., batteries) and efficiency improvements (e.g., smart grids). For details on the eligibility criteria refer to RBC’s Sustainable Finance Framework. For power generation clients in Capital Markets that have more than one energy source, authorized lending exposure is allocated on a pro-rata basis as a share of generation type based on revenue or an available proxy.

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SolarBank expects the ProjectCo will be able to receive a return of $1.7 million in excess equity that has been contributed to develop Project SFF06 to date.

The Loan will initially be advanced as a construction loan facility (the “Construction Facility”). The Construction Facility shall be converted into a term loan (the “Term Facility”) following the commercial operation date (“COD”) of each Project. The Loan also includes an ITC bridge facility (the “ITC Facility”).

The Loan is available for draw down by ProjectCo based on its construction schedule for each of the Projects and the satisfaction of relevant conditions precedent. ProjectCo is expecting to commence construction on the SFF 06 project during the current quarter and on the 903 project during the second calendar quarter of 2025. The Loan is secured by a first ranking security interest over all assets of the ProjectCo.

The Company has an indirect 50% interest in ProjectCo, with the remaining 50% held by a partnership formed by First Nations communities in Ontario.

There are several risks associated with the development of the Projects. The development of any project is subject to required permits, the continued availability of third-party financing arrangements for the Company, the risks associated with the construction of a battery energy storage project and the degredation of battery storage capacity over time based on the number of discharge cycles. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for battery energy storage, which could result in future projects no longer being economic. Please refer to “Forward-Looking Information” for additional discussion of the assumptions and risk factors associated with the projects and statements made in this report.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sam Sun, Chief Financial Officer

(416) 494-9559

sam.sun@solarbankcorp.com

9.	Date of Report

December 18, 2024

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Forward-Looking Information

This report contains contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this report contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the terms of the Loan; the use of proceeds from the Loan and draw downs under the Loan; the Company’s growth strategies the expected energy production from the Projects mentioned in this report; the timeline for construction of the Projects; the receipt of permits and financing to be able to construct the Projects; the receipt of incentives for the Projects; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. These statements speak only as of the date of this report.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this report, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any resurgence of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this report are expressly qualified in their entirety by this cautionary statement.